Via Facsimile and U.S. Mail
Mail Stop 6010

April 11, 2007

R. Michael Carruthers
Chief Financial Officer (Principal Financial
and Accounting Officer)
Array Biopharma Inc.
3200 Walnut Street
Boulder, CO 80301

Re: Array Biopharma Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 1, 2006
File Number: 001-16633

Dear Mr. Carruthers:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Rosenberg
Senior Assistant Chief
Accountant